UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549


                            FORM 10 - SB/A
                            (Amendment 1)

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
  Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                  Heritage Scholastic Corporation
---------------------------------------------------------------------
          (Name of Small Business Issuers in its charter)


                 Nevada                       33-0675154
                 ------                       ----------
    (State of other jurisdiction of         I.R.S. Employer
     incorporation or organization)      Identification Number


   1954 Kellogg Avenue, Carlsbad, California              92008
   -----------------------------------------              -----
    (Address of principal executive offices)            (zip code)


Issuer's telephone number: (760) 634-3000
Issuer's fax number:       (760) 431-6672


Securities to be registered under section 12(b) of the Act:


      Title of Each Class         Name on each exchange on which
      To be so registered         Each class is to be registered


---------------------------------------------------------------------


---------------------------------------------------------------------


Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 100,000,000 shares authorized, 7,618,875 issued and outstanding as of October 23, 2002.


/1/


                            TABLE OF CONTENTS

                                                                       Page

Part I                                                                   3

  Item 1.  Description of Business                                       3

  Item 2.  Management's Discussion and Analysis or Plan of Operation    11

  Item 3.  Description of Property                                      16

  Item 4.  Security Ownership of Certain Beneficial Owners and          16
           Management

  Item 5.  Directors and Executive Officers, Promoters and Control      17
           Persons

  Item 6.  Executive Compensation                                       18

  Item 7.  Certain Relationships and Related Transactions               19

  Item 8.  Description of Securities                                    19


Part II                                                                 21

  Item 1.  Market Price of and Dividends on the Registrant's            21
           Common Equity and Related Stockholder Matters

  Item 2.  Legal Proceedings                                            22

  Item 3.  Changes in and Disagreements with Accountants                22

  Item 4.  Recent Sales of Unregistered Securities                      23

  Item 5.  Indemnification of Directors and Officers                    24


Part F/S                                                                25

  Item 1.  Financial Statements                                         25


Part III                                                                39

  Item 1.  Index to Exhibits                                            39

           Signatures                                                   40


/2/


                   Forward Looking Statements

     Some of the statements contained in this Form 10-SB are not historical facts but rather "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative of such terms or other variations, or by discussions of strategy that involves risks and uncertainties. Caution should be exercised in regard to these forward-looking statements. Such statements contained herein reflect our current beliefs with respect to future events. These beliefs involve known and unknown risks, uncertainties and other factors, including, but not limited to, economic, competitive, regulatory, technological, key employee and general business factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results. Actual results may differ materially as a result of the above-mentioned risks, and from assumptions made based on anticipated events. Factors that may cause actual results in our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

     1. Our ability to maintain, attract and integrate internal management, technical information and management information systems;
     2. Our ability to generate customer demand for our products;
     3. The intensity of competition; and
     4. General economic conditions.

                             Part I

     We are filing this Form 10-SB on a voluntary basis to:

     1. Provide current, public information to the investment community;
     2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and
     3. Comply with prerequisites for the listing of our securities on the NASD OTC Bulletin Board.


Item 1.     Description of Business

A.   Business Development and Summary

     We were incorporated as a Nevada Corporation on July 30, 1999. Our principal business objective is to secure a leading position in the supplemental educational materials market. We plan to publish and distribute supplemental history textbooks for grades K through 12. Our supplemental textbooks are unique in that each book focuses on the history of the city in which it is distributed. We will use corporate sponsorship to fund the distribution of our textbooks. As an incentive, each sponsor's name will be placed in the front of each textbook.

     The prototype of our first supplemental textbook, which is targeted at 3rd graders, was completed in July of 2001. It was sent to the Los Angeles Unified School District for review. In the second quarter of 2001 we began negotiations with several school districts, including Los Angeles, San Diego, Chicago and New York. Each district has indicated an interest in receiving our supplemental educational materials subject to acceptance by their respective review committees. Once the approvals are in hand, we intend to approach businesses, philanthropic organizations, and other interested parties in the respective cities to sponsor the placement of our textbooks in the schools.


/3/


     We received in September the initial run of 1,500 copies of our Los Angeles prototype textbook. This book will be used in negotiations with other cities as well. We expect these negotiations to proceed to a conclusion over the next several months. We expect to have our first supplemental textbook in the classrooms of the 77,000 third-grade students in the Los Angeles Unified School District within the next twelve months. This book currently is in the final approval process within the Los Angeles Unified School District for adoption as a supplemental text.
Most of the members of the review board had reviewed the draft copy we provided them earlier this year. We anticipate approval within the next 60 days based on our conversations with the review board. To date, Heritage Scholastic has received no orders for our supplemental textbooks.

     In addition, we plan to provide testing and customizable teaching aids via www.heritagescholastic.com, our Internet Web site that is currently under development, which will allow us to provide promotional links to the sponsoring corporations. We are currently soliciting comments from teachers that will provide us guidance on how to best develop our Web site. We plan to have it operational on a limited test basis by November. We expect that additional revenue can be generated from advertising on our Web site. While the Company's main source of revenue is the textbooks themselves, which are sold to sponsoring companies, we plan to sell the teachers' reference texts directly to the school districts and the individual teachers. They will have the option of purchasing a print version or an online version of the text. It is, however, possible that organizations may decide in the future to sponsor these teaching aids as well.

B.   Business of Issuer

 (1)  Principal Products and Principal Markets

     We expect that most of our printed products will be printed by Heritage Media Corporation ("HMC"), a private company. HMC provides printing services at competitive prices to other available vendors (see exhibit 10 "Publishing Agreement with Heritage Media Corporation"). Mr. Charles Parks, our President, Mrs. Lori Parks, our Secretary, and Mr. Randall Peterson, our Treasurer and Chief Financial Officer, are also Officers and Directors of HMC. Mr. Charles Parks and Mrs. Lori Parks are the sole shareholders of HMC. HMC has been engaged through the use of an arms-length agreement to provide these services to HSC, however, the majority of our pre-press production; typesetting, layout and design functions are conducted in-house. An overview of the material terms of this agreement follows. The effective date of this agreement is January 1, 2002. Please refer to
Exhibit 10a for the full terms and obligations associated with this agreement.

  Exhibit 10a                     Publishing Agreement
                with Heritage Media Corporation, signed March 14, 2002

  Material  Rights/Payments  Rights/Payments   Conditions     Termination
Obligations     Due HSC          Due HMC        to be Met      Provisions
----------- ---------------  ---------------  ------------   --------------
  HSC         HSC is            HMC has a      HSC agrees      Both
  agrees to   entitled to       five year      to purchase     parties
  use the     a 20%             right of       design          have the
  services    discount off      first          services        right to
  of HMC to   of the            refusal        from HMC        terminate
  publish     standard          for any        until such      this
  not fewer   rate HMC          publishing     time as HSC     Agreement
  than 15     charges for       services       employs its     should
  books       design and        to be          own staff to    either
  during      publication       purchased      perform this    party
  the first   services.         by HSC.        function.       breach any
  5 years     Such price                       Agreement       of the
  after the   not to                           under the       terms of
  Effective   exceed 90%                       laws of         the
  Date of     of the                           Nevada          Agreement,
  this        average                          require         become
  agreement.  price quoted                     confidential-   insolvent,
              by 3 other                       ity between     or file for
              San Diego                        both            bankruptcy.
              area                             parties.        The
              publishers.                                      Agreement
                                                               otherwise
                                                               terminates
                                                               12/31/06.


/4/


     The principal materials utilized in our products are paper and ink. We plan to purchase paper as needed from intermediaries representing paper mills and supply it to our printers. Paper accounts for approximately 50% of total inventory costs. Paper prices have been volatile over the past several years and are affected by many factors, including demand, mill capacity, pulp supply, energy, and general economic conditions. In the past, paper has occasionally been difficult to obtain due to industry-wide shortages. We expect that paper supply agreements would be negotiated annually if entered into in the future.

     We expect that the ink utilized by our publication will be provided by the printers of our publication and included in the cost of print production. Both paper and ink are commodity products that are affected by demand, capacity and economic conditions. We expect that adequate sources of supply will be available to fulfill our future requirements.

     We expect that our own staff will edit the manuscripts of the authors of the books we publish. We plan to utilize freelance resources when workload exceeds in-house capacity. We expect to utilize outside experts when necessary to ensure technical accuracy of content and compatibility with final published software. We plan to employ state-of-the-art desktop publishing technology to graphically design book content, create graphics and prepare the typographic layout for the book. We anticipate that final electronic files for all text and cover material to be delivered to printers for reproduction via direct line and Internet connection.

     We expect that our target markets will vary depending on each specific product line. Principal customers of our textbooks include teachers, school and school district-level administrators, librarians, other educational professionals and parents.

 (2)  Distribution methods for our products

     Our objective is to become a leading publisher of supplemental education materials for the United States education system. This market has experienced strong growth in recent years. We believe that the use of supplemental education materials will continue to increase as more schools are being built and additional teachers are being hired to handle the increasing student population.

     We seek to establish Heritage Scholastic as the leading brand for supplemental education materials in the kindergarten through twelfth grade education market segment. To achieve this objective, we plan to market our products through targeted advertising, public relations and other marketing activities designed to promote Heritage Scholastic as a national brand within the education industry.

     Our initial target markets include Los Angeles, San Diego,
Chicago and New York. It is our objective to expand into 15 additional markets by the second year and into 50 markets by year three.

     Corporate sponsors will be solicited to purchase the textbooks, which Heritage Scholastic will then provide to the school districts for distribution to the classrooms. Sponsors will receive acknowledgement of their scholastic support either on the cover or in the front of the textbook. Based on our review of comparable textbooks, we anticipate setting the sponsor's price at between $20 and $25 per textbook, which equates to 50-60 percent of the estimated retail price.


/5/


     The renaming of numerous public sports facilities such as Bank One Ballpark in Phoenix and Qualcomm Stadium in San Diego, and the renaming of major sporting events such as the Fed Ex Orange Bowl and the Tostitos Fiesta Bowl indicates that large companies are willing to allocate millions of dollars annually to advance their corporate image or enhance their brand name recognition and are often seeking additional platforms to build public loyalty to their products. We expect companies to eagerly embrace the concept of allocating funds to provide a heightened corporate image to the students and parents of students who use their products. Cost to sponsor can be tailored to their budget by offering sponsorships of larger or smaller school districts, or regions.

     Classic advertising theory holds that the most opportune time to advertise is when the economy is weak. Although, all companies may not adhere to this theory, we believe that sufficient numbers of businesses and philanthropic organizations will continue to invest capital in a weakened economy. In addition, we believe the emphasis on education as exemplified by the most recent Presidential election makes our textbooks a particularly attractive alternative to mainstream advertising methods.

   Establish our name

     We cannot guarantee that we will be able to successfully market and distribute our services, and the failure to do so could have an adverse effect on our operations. We believe that building awareness of Heritage Scholastic educational materials is important in establishing and expanding our customer base. We are currently constructing a Web site and will use traditional media, as our revenues permit, to attract new customers. Our Web site will allow potential purchasers of educational materials to find the content and quality of materials they require, advertisers to have access to a consumer base in a specific market niche, and provide an opportunity to establish the Heritage Scholastic brand name.

  (3) Status of any announced new products

   As of October 23, 2002 we have:

     1. Developed and implemented a business plan;
     2. Recruited and retained an appropriate management team and board of directors; and
     3. Attained capital that, coupled with expected operating cash flows, we believe will be sufficient for the next 12 to 24 months of operations.

     We expect the industry to become increasingly competitive, despite the size and growth expected in the market. We intend to compete by targeting specific market segments such as school districts whose stock of textbooks is either in need of replacement or updating. Our main goal is to ensure client satisfaction with our textbooks and to develop an outstanding reputation for quality. If we fail to market and distribute our textbooks and generate sufficient revenues, we may be unable to continue as a going concern.

  (4)  Industry background

The Traditional Education Industry

     The estimates and statistics referenced in this section and the sections entitled "Kindergarten through Twelfth grade (K-12) Education Materials Market" and "Basal Materials" immediately following this section were obtained from the following sources:

     1. The U.S. Department of Education Web site;
     2. The International Data Corporation Web site; and
     3. Simba Information Inc.'s Print Publishing for the School
        Market (1998 - 2000 edition).


/6/


     The education market is the second largest sector of the U.S. economy, with an estimated $800 billion, or approximately 10% of the U.S. gross domestic product, spent on education in 2000. The U.S. Department of Education estimates that approximately $400 billion was spent in the United States during the 1999-2000 school year in the kindergarten through twelfth grade (K-12) sector on behalf of the 53.5 million students enrolled in over 119,000 public and private K-12 schools in more than 15,000 school districts.

     We estimate that the K through 12 education materials market segment had approximately $8.5 billion in sales of products and related services in 2000. The supplemental education materials segment of the overall education materials market, which was approximately $4.3 billion in sales in 2000, representing 58% of the overall K-12 education materials market, with the remainder consisting of the approximately $4.2 billion basal materials segment. The basal materials segment of the overall education materials market primarily consists of textbook programs that include student editions, teacher editions and companion materials to teach particular subject areas, with each "edition" offering a grade-specific textbook for particular subject areas such as history, math and science.

  Growth in the education materials market is expected to continue to be driven by several factors, including:

  a) Increasing kindergarten through twelfth grade student enrollment;
  b) Additional educational spending fueled by public concern over the quality of education in the United States;
  c) The increasingly diverse sources of education funding;
  d) Teachers and school and school district-level administrators using a greater amount of supplemental education materials to improve student performance, as they are increasingly held accountable for student achievement;
  e) A growing acceptance among teachers of theories of teaching that support the use of different instructional methods to accommodate the many ways in which students learn; and
  f) Corporate Sponsorship of education.

     The supplemental education materials market is highly competitive and we face significant competition within our particular field of product offerings. It is unclear whether we will be able to compete successfully. Several of our competitors are larger, with greater financial and other resources. In addition, our strategy to capitalize on any growth in the supplemental education materials market may be limited to the extent that growth occurs in segments that are not currently the focus of our product portfolio, necessitating the development of new products. In this respect, we may be at a competitive disadvantage with entities that already offer these products, are able to develop new products faster or have superior products.

     We expect to compete on the basis of editorial quality, timely introduction of new titles, product positioning, pricing, brand name recognition and corporate sponsorship.

     Unless otherwise specified, all industry and market data, including industry data concerning the size of the industry, numbers of schools, teachers and libraries, are based on management estimates, market research, publicly available sources, and a variety of industry publications. The statements made above concerning the size of the supplemental education materials market, are management estimates based on a review of available information, and are not derived from any single industry source.


/7/


     Industry publications generally state that the information contained in them has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information is not guaranteed. Similarly, market research, and publicly available sources, while believed to be reliable, have not been independently verified, and no representations as to the accuracy or completeness of the information are being made. Unless otherwise indicated, "schools" refers to all public and private schools for all K through 12 students in the United States and "teachers" refers to teachers in those schools.

Kindergarten through Twelfth grade (K-12) Education Materials Market

     The K-12 education materials market serves the approximately 119,000 public and private K-12 schools and school libraries in the United States. Teachers and school-level administrators, primarily make purchasing decisions for supplemental education materials. Decisions for the purchase of basal materials are typically made at the school district level. Funding for education materials comes from a variety of federal, state and local sources. Some of these sources are allocated for specific uses, such as to improve reading or increase access to technology, depending on the policy objectives of the funding source.

     The K-12 education materials market has grown and is expected to continue to grow, due to a number of factors, including the factors described below.

  Increasing Student Enrollment - As student enrollment rises, school districts must increase expenditures to purchase education materials for the new students. Student enrollment in K-12 grades has grown from approximately 49 million students in the 1993-1994 school year to approximately 60 million in the 1999-2000 school year. The National Center for Educational Statistics estimates student enrollment will continue to grow every year until at least 2009.

  Growing Number of New Teachers - According to a report by the 1997 President's Committee of Advisors on Science and Technology, Panel on Educational Technology, over 200,000 new teachers will enter the profession annually for the next 15 years. Many states are accelerating their teacher workforce recruitment efforts to effectively educate the growing student population. Many school districts authorize teachers to select new education materials for their curriculum. Teachers are often more open to new methods of teaching and new types of instructional materials.

  The number of new teachers in any year is due to both an increase in the number of teachers and to turnover among current teachers. The number of K-12 teachers has grown from approximately 3.5 million in the 1993-1994 school year to approximately 4.8 million in the 1999-2000 school year. The National Center for Educational Statistics estimates the number will continue to increase each year through at least the 2005-2006 school year. This growth has been driven by increasing student enrollment and, to a lesser extent, by recent initiatives to maintain or decrease the student to teacher ratio in elementary schools, generally in kindergarten through third grade.

  Increasing Spending/Funding - Partially as a response to a growing interest among parents in the quality of education, average spending per pupil for educational materials, as well as the type and amount of funding, has been increasing and is expected to continue to increase, particularly for supplemental education materials. Since the early 1990s, government policy and funding has supported the increased use of technology in education, a key driver of growth in the supplemental education materials segment. One of the results of this policy was The Technology Literacy Challenge Fund, a five-year, $2.0 billion Federal fund initiated in 1995 that has been providing grants to state education agencies to support grassroots efforts at the state and local levels to meet national education goals. The average spending per student including educational materials in elementary, middle and secondary schools has grown from $5,934 per student in 1995 to $6,723 in 2000. The National Center for Educational Statistics estimates average spending per pupil will grow to $7,927 in 2003.


/8/


  Increasing School-Level Decision Making - There has been a trend toward more school-level decision making for the supplemental education materials segment. This trend is a result of the belief that localized decision-making is better able to match students' needs with the materials being provided. This trend is consistent with the increased accountability being demanded of schools and teachers, each of whom are increasingly being given the right to make decisions but also are being held responsible for the results.

  Increasing Length of School Day - Over 30% of school districts in the United States have extended day programs, a high percentage of which are located in urban schools, and an increasing number of these programs include an instructional component. These programs lengthen the school day and require the expenditure of additional funds for their operation, including for education materials.

  Developing Parent Market - Due to the growing interest in the child's education among parents there is a rapidly developing market of parents seeking education materials, which we believe will contribute to future growth in this market. A significant part of this developing market is due to parents of children in public and private schools buying supplemental instructional materials to use in their homes to augment their children's education. In addition, part of this developing market is due to the trend toward more home schooling. In 1993, it became legal in all 50 states for parents to teach their children at home. In the 1999-2000 school year, there were an estimated 1-1.2 million children receiving home schooling.

Basal Materials

     The approximately $4.2 billion basal materials segment of the overall education materials market primarily consists of textbook programs that include student editions, teacher editions and companion materials to teach particular subject areas, with each program offering a grade-specific textbook in the subject area for a span of grades. Basal materials are generally designed to be useful for a period of five to seven years before requiring a major revision. Basal textbooks are typically purchased at the school district level, often using textbook selection committees that include administrators, teachers and, occasionally, parents.

     School districts may purchase textbooks in any given subject area for one or more of the grades for which textbooks in a program are available and usually employ a selection process that can be lengthy and time consuming for publishers. Most states and districts earmark a certain portion of their education funds specifically for textbooks.

     The processes and practices used in selecting and adopting textbooks vary by state. Twenty-two states, mostly in the Southern and Western United States, make available all or a portion of their textbook funds only for approved textbooks.
These states have statutes that provide procedures for the approval and selection of textbooks for use in each state school. In general, most states with statutes governing adoption of textbooks use textbook selection committees to approve textbooks. These committees typically include teachers and administrators, and sometimes parents. Textbooks are reviewed according to a list of specific curricular requirements developed by the state and made available to publishers well before the selection process begins. Once the review is concluded, the committee "lists" approved textbooks. The actual selection of textbooks is left to individual districts. School districts may purchase "off-list" texts, but may receive reduced or no funding from the state textbook funding source for these purchases. In states without statutes governing the approval and selection of textbooks, each school district generally selects and adopts textbooks for the school district without using any approved list.


/9/


     A significant number of states require that "core" textbooks satisfy specific criteria, and textbook publishers must incur significant up-front costs to produce materials that meet these standards before they know whether their products will be adopted and purchased.

     Supplemental education materials are intended to address individual needs or to supplement parts of the curriculum and have not been the subject of the formal approval process that many states use for "core" textbooks, which are focused on standards for the entire population of students.

  (5)  Raw materials and suppliers

     Our company is neither a purchaser nor a supplier of raw materials.

  (6)  Customers

     As we are currently a development stage company, we do not at present have any customers. We believe that our ability to establish and maintain long-term relationships with our clients and encourage repeat business depends, in part, on the strength of our customer support and service operations and staff. We value frequent communication with and feedback from our future clients in order to continually improve our products. Our goal is to become a leading publisher of supplemental education materials for the United States education system. In addition, our future operating results may also fluctuate due to factors such as the gain or loss of significant clients and the pace of growth in the education industry.

  (7) Patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts, including duration

     We may be required to license products or services in the future, for use in the general operations of our business plan. We cannot assure you that these third party licenses will be available or will continue to be available to us on acceptable terms if at all. The inability to enter into and maintain any of these licenses could have a material adverse effect on our business, financial condition or operating results. In addition, policing unauthorized use of our proprietary and other intellectual property rights could be expensive if not difficult or impossible.

     We cannot guarantee that third parties will not bring claims of copyright or trademark infringement against us or claim that certain aspects or other features of our textbooks violates a patent they may hold. There can be no assurance that third parties will not claim that we have misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, or require us to enter into costly royalty or licensing arrangements. These potential legal issues could have a material adverse effect on our business, financial condition or operating results.

  (8)  Regulation

     We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally and laws or regulations directly applicable to the industry.


/10/


  (9)  Effect of existing or probable government regulations

     We believe that we will be able to comply in all material respects with the laws and regulations governing the industry, and that such laws will not have a material effect on our operations. However, various federal and state agencies may propose new legislation that may adversely affect our business, financial condition and results of operations. We are not aware of any probable government regulations that may adversely affect our business.

 (10) Research and development activities

     We seek to continue developing our products internally through research and development or if appropriate, through strategic partnerships. But, if we can purchase or license products, services or technologies from third parties at a reasonable cost, we will do so in order to avoid the time and expense involved in developing such products, services or technologies. We have not incurred any Research and Development expenses from inception to June 30, 2002.

 (12) Employees

     We currently employ a President/CEO, Vice-
President/Secretary, and CFO/Treasurer. We expect to employ a Vice President of Sales on or about October 1, 2002. The book editors and authors are currently independent contractors. It is anticipated that this relationship will change to one of employee/employer in early 2003. Currently, there exist no organized labor agreements or union agreements between Heritage Scholastic Corporation and its employees. We believe that our relations with our employees are good. Charles E. Parks, President, Lori M. Parks, Secretary, and Randall L. Peterson, Treasurer, currently have part-time employment contracts with the Company (see exhibits 10b, 10c and 10d). All three contracts were dated May 1, 2002 and are for a term of two years from the date of the contract. We expect Stephen G. Hung to enter into a similar agreement with the Company for the position of Vice President of Sales in October 2002. We expect all four employees to become full time in 2003 and will pursue securing key man life insurance at that time.

  (13) Dependence on Key Personnel

     The success of our Company depends upon the efforts, abilities and expertise of our executive officers and other key employees, including our Chief Executive Officer and President, CFO and Treasurer, Vice President and Secretary, and the Vice President of our Sales unit. The loss of the services of such individuals and/or other key individuals could have a material adverse effect on our operations.

Item 2.     Management's Discussion and Analysis or Plan of Operation

A.   Management's Plan of Operation

  (1) Heritage Scholastic Corporation is considered a development stage company. We have had no revenue, and activities since our inception have been devoted primarily to raising capital and creating a textbook. We have begun to focus on developing the market for this textbook. As a result, we are a development stage enterprise as defined by SFAS 7. In our most recent operating period ended June 30, 2002, we recorded no revenue. Additionally, there was no activity for the fiscal year ended June 30, 2001. Accordingly, our auditors have issued a comment regarding our ability to continue as a going concern (please refer to the footnotes to the financial statements). Management intends to use capital and debt financing as needed to supplement the cash flows generated by the sale of our products. Our fixed and variable expenses and our ability to control them are as follows:


/11/


     Classification       Fixed / Variable        Ability to Control
     --------------       ----------------        ------------------

  Employee Wages and      Salary = Fixed       Can reduce through lay
  Benefits                Hourly = Variable    off of personnel or
                                               outsourcing certain processes

  Subcontractor Expense   Fixed                Can reduce through
                                               discontinuation or
                                               restructuring of agreements

  Accounting and Legal    Variable             Will increase as Company
  Expenses                                     becomes fully reporting

  Building Rental         Fixed                Little control over, per
  Expense                                      agreement

  Utilities               Variable             May fluctuate due to
                                               seasonality

  Business Insurance      Fixed                Will increase when
                                               `Key Man" life
                                               insurance is obtained

  Material Costs          Variable             Can control through
                                               the use of large-scale
                                               purchase agreements
                                               for paper and ink.

  Misc. Office Supplies   Variable             Can control through
  & Shipping                                   reduced office supply
                                               requisitions, negotiating
                                               alternative shipping
                                               solutions

     To date, our efforts have been primarily focused on developing demand for our products, implementing our business strategy and raising working capital through equity financing. Our ability to generate revenues is primarily dependent upon our ability to cost-effectively and efficiently develop and market our products. Our priorities for the next six to twelve months of operations are to:

     1. Implement a marketing strategy to reach target markets;
     2. Develop and strengthen strategic relationships;
     3. Respond to competitive developments; and
     4. Establish our brand identity.

     In order to make the most efficient use of the capital available to us, we plan to print our textbooks when we have orders from the sponsors in hand. Standard terms will include a down payment with the order, which is typical in this industry. This down payment will be sufficient to cover the hard costs to publish the books as well as the initial operating expenses. Once the books are published the balance owing on the contracts with the sponsors will be due and payable. These amounts will provide for ongoing operating expenses. Management estimates operating expenses to be in the range of $35,000 per month over the next 12 to 24 months. This includes wages and employee expenses, rent and occupancy expenses, sales and marketing expense, and other general and administrative expenses. We believe the net proceeds of $76,000 received from our common stock offering plus projected cash flows will provide sufficient capital to implement our plan to place our textbooks throughout the targeted school districts. If it is not sufficient we will either use our receivables to secure bank financing and/or raise additional capital through a private stock offering.

  (2) Our total expenses for the period from July 30, 1999 (inception) to June 30, 2002 were $26,175, of which 100% were general and administrative. The following table quantifies the components that comprise our general and administrative expenses for this period:


/12/


            DESCRIPTION                            AMOUNT
   Legal and Professional Fees                   $   7,542
   Printing Costs (Marketing Materials)          $   2,500
   Wages and Salaries                            $  12,076
   Rent Expense                                  $   3,120
   Other Miscellaneous Administrative Expenses   $     937
                                                 ---------
     Total General and Administrative Expenses   $  26,175


     Our net loss for the period from July 30, 1999 (inception) to June 30, 2002 was $27,775. We believe funds received from our common stock offering plus our projected cash flows will be adequate to fund our operations and provide for our working capital needs for at least the next 12 to 24 months. As we grow our business and obtain additional purchase orders for our textbooks, our revenues should grow on a consistent basis. By focusing our efforts on limiting general and administrative expenses as we increase revenue, we expect to increase our net income on a consistent basis as well. Though the typical school year runs from September through June, we expect revenues to be affected by seasonal variations on a very limited basis only. Our product is a supplemental textbook, which means it can be introduced at various points in the school year. Our sales efforts will continue throughout the year. If fluctuations in sales affect cash flow to an extent not manageable through normal techniques we will adjust staffing levels accordingly.

     We had a net increase in cash during the period from inception (July 30, 1999) to June 30, 2002 of $56,650. Net cash used in operating activities totaled ($7,826) for the period ended June 30, 2002. Net cash used in investing activities totaled ($14,384) for the period ended June 30, 2002. This was due exclusively to capitalized publishing costs. Net cash provided by financing activities totaled $78,860 for the period ended June 30, 2002. This is primarily attributable to generating $75,605 from sales of common stock. At June 30, 2002, the Company's cash, which includes cash reserves and cash available for investment, was $56,650.

     We may experience significant fluctuations in operating results in future periods due to a variety of factors, including but not limited to, the following risk factors.

  Limited Operating History

     We have a limited operating history on which to base estimates for future performance and face all of the risks inherent in the educational textbook industry. These risks include, but are not limited to, market acceptance and penetration of our products, our ability to obtain a pool of qualified personnel, management of the costs of conducting operations, general economic conditions and factors that may be beyond our control. We cannot assure you that we will be successful in addressing these risks. Failure to successfully address these risks could have a material adverse effect on our operations.

  Need for Additional Financing

     We may need to obtain additional financing in the event that we are unable to realize sufficient revenue or collect accounts receivable when we emerge from the development stage. We may incur additional indebtedness from time to time to finance acquisitions, provide for working capital or capital expenditures or for other purposes. However, we currently anticipate that our expected operating cash flow and the funds raised from our offering of common stock (as described in Part II, Item 4. Recent Sale of Unregistered Securities) will be sufficient to meet our operating expenses for at least the next 12 to 24 months.


/13/


     Furthermore, our ability to pay future cash dividends on our Common Stock, or to satisfy the redemption of future debt obligations that we may enter into will be primarily dependent upon the future financial and operating performance of our Company. Such performance is dependent upon financial, business and other general economic factors, many of which are beyond our control. If we are unable to generate sufficient cash flow to meet our future debt service obligations or provide adequate long-term liquidity, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, selling assets or operations, or raising additional equity capital. There can be no assurance that such alternatives could be accomplished on satisfactory terms, if at all, or in a timely manner.

  The Market

     Technological change, continuing process development and a reduction in school district spending may affect the markets for our products. Our success will depend, in part, upon our continued ability to provide quality textbooks that meet changing customer needs, successfully anticipate or respond to technological changes in technological processes on a cost-effective and timely basis and enhance and expand our client base. Current competitors or new market entrants may provide products superior to ours that could adversely affect the competitive position of our Company. Any failure or delay in achieving our priorities for the next six to twelve months of operations as stated on page 12 could have a material adverse effect on our business, future results of operations and financial condition.

B. Management's Discussion and Analysis of Financial Condition and Results of Operations

     As of July 30, 1999 (inception) to June 30, 2002, we have yet to generate revenue. As a development stage Educational Textbook firm, our revenue will be derived from the sale of our educational materials. We are in the process of developing our Web site to provide value-added services that we hope will enhance and grow our revenue on a consistent basis. With all the economic challenges facing us, we are confident that we will meet our goals of growing our revenue, while at the same time maintaining a close watch on our general and administrative expenses.

     In October 1995, the Financial Accounting Standards Board
(FASB) issued SFAS No. 123, "Accounting for Stock-Based Compensation." We adopted SFAS No. 123 in 1999. We have elected to measure compensation expense for our stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion 25, "Accounting for Stock Issued to Employees."

     We have valued our stock, stock options, and warrants issued to non-employees at fair value in accordance with the accounting prescribed in SFAS No. 123, which states that all transactions in which goods or services are received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

     Due to our status as a developmental stage company, there is substantial doubt about our ability to continue as a going concern. We may need to obtain additional financing in the event that we are unable to realize sufficient revenue or collect accounts receivable when we emerge from the development stage.
We may incur additional indebtedness from time to time to finance acquisitions, provide for working capital or capital expenditures or for other purposes. However, we currently anticipate that our operating cash flow and the funds raised from our public offering of common stock will be sufficient to meet our operating expenses for at least the next 12 to 24 months.


/14/


     Furthermore, our ability to pay future cash dividends on our Common Stock, or to satisfy the redemption of future debt obligations that we may enter into will be primarily dependent upon the future financial and operating performance of our Company. Such performance is dependent upon financial, business and other general economic factors, many of which are beyond our control. If we are unable to generate sufficient cash flow to meet our future debt service obligations or provide adequate long-term liquidity, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, selling assets or operations, or raising additional equity capital. There can be no assurance that such alternatives could be accomplished on satisfactory terms, if at all, or in a timely manner.

     Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

  Revenue Recognition

     We expect our primary source of revenue to come from the sales of our textbooks to sponsoring organizations. Revenue will be recognized according to GAAP, which generally records revenue upon publication and/or delivery of the books.

Recent Accounting Pronouncements

  Accounting for Business Combinations

     In July 2001 the FASB issued Statements No. 141, Business Combinations (SFAS 141) and No. 142, Goodwill and Other Intangible Assets (SFAS 142). These standards change the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting and requiring companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting. Instead, goodwill and intangible assets deemed to have an indefinite useful life will be subject to an annual review for impairment. We adopted the new standards on January 1, 2002; the adoption did not have an effect on our financial statements.

  Asset Retirement Obligations

     In July 2001 the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We adopted the new standard on January 1, 2002; the adoption did not have an effect on our financial statements.

  Impairment or Disposal of Long-Lived Assets

     In August 2001 the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 clarifies the accounting for the impairment of long-lived assets and for long-lived assets to be disposed of, including the disposal of business segments and major lines of business. We adopted the new standard on January 1, 2002; the adoption did not have an effect on our financial statements.


/15/


Item 3.     Description of Property

A.   Description of Property

     Our corporate office is located at 1954 Kellogg Ave., Carlsbad, CA 92008. We have 650 square feet of office space with a three-year lease and a monthly rent of $520 per month paid to HMC. This lease expires on December 31, 2004. Additionally, there are currently no proposed programs for the renovation, improvement or development of the property currently being utilized.

B.   Investment Policies

     Management does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in those persons primarily engaged in real estate activities.

Item 4.     Security Ownership of Certain Beneficial Owners and
            Management

A.   Security Ownership of Certain Beneficial Owners and
     Management

     The following table sets forth as of June 30, 2002, certain information regarding the beneficial ownership of our common stock by (a) each person who is known us to be the beneficial owner of more than five percent (5%) of the common stock, (b) each of our director and executive officers and (c) all of our directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

                          Shares                           Percentage of
                       Beneficially                           Shares
   Name and Address       Owned          Consideration      Outstanding
 -------------------- --------------    ---------------    -------------

Charles E. Parks        2,750,000          2,750,000 @         36.10
1283 Rancho                             $0.001 per share
Encinitas Drive
Olivenhain, CA
92024

Lori M. Parks           2,750,000          2,750,000 @         36.10
1283 Rancho                             $0.001 per share
Encinitas Drive
Olivenhain, CA
92024

Randall L. Peterson       600,000            600,000 @          7.87
2110 Meadowgreen                        $0.003 per share
Court
Encinitas, CA
92024
                      --------------                       -------------

Total ownership by      6,100,000                              80.07
our officers and
directors (three
individuals)

B.   Persons Sharing Ownership of Control of Shares

     No person other than Charles E. Parks, Lori M. Parks, and
Randall L. Peterson owns or shares the power to vote five percent
(5%) or more of Heritage Scholastic Corporation securities.
Charles E. Parks and Lori M. Parks are husband and wife.


/16/


Item 5.     Directors and Executive Officers, Promoters and
            Control Persons

A.   Directors and Executive Officers

     The following table sets forth certain information with respect to each of our executive officers or directors.


      Name            Age            Position                   Term
    --------         -----         ------------               --------

Charles E. Parks       44   President, CEO and Director    Since July 1999

Lori M. Parks          36    Vice President, Secretary,    Since July 1999
                                  and Director

Randall L. Peterson    52   CFO, Treasurer and Director    Since July 1999


B.   Work Experience

     Charles E. Parks, President, CEO, Publisher and Director - has been involved in the photographic, print and publishing business for more than 20 years. He has been involved in senior executive level management throughout his business career. While working as a vice president for a local publisher, Charles relocated to San Diego from Austin, Texas, in 1991. He and his wife, Lori Parks, founded Heritage Publishing Company in 1992. Over the years, Charles founded or co-founded several corporations, which gave him the expertise to mold Heritage Media Corp. into the successful enterprise it is today.

     Lori M. Parks, Executive Vice-President, Secretary and Editor in Chief - for Heritage Scholastic Corp., has a strong journalism/editing background. After receiving her bachelor's degree in Journalism from the University of Texas at Austin, she relocated to San Diego where she was trained in marketing and public relations at the San Diego Museum of Art. With her husband, Charles, Lori co-founded Heritage Media Corporation in 1992 and has used her marketing, editing and public relations expertise in her position as managing editor to further HMC's success.

     Randall L. Peterson, Chief Financial Officer and Treasurer - has over 21 years' experience in accounting, finance and financial management in the U.S. and abroad. He is a CPA with Big Six experience. (Deloitte and Touche, formerly Touche Ross). In addition, he has over seven years experience in operations and sales management. He has managed subsidiaries in Germany, France, Italy, Australia, Canada and the U.S. In 1984, he directed and coordinated a $16 million joint venture between an American software company and a member of the state controlled I.R.I group in Italy.

     In 1990, as CEO of a software and optical storage subsidiary in the U.S. that combined with its U.K. parent, Mr. Peterson oversaw the simultaneous public listing in the U.K. and the U.S. He has been CFO of Heritage Media Corporation since 1998 and CFO of Heritage Scholastic since inception. He has a bachelors degree in Business from the University of Colorado.


/17/


Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

     We do not currently have organized labor agreements or union agreements between Heritage Scholastic Corporation and our employees. Every twelve (12) months, each executive officer is expected to draw the following annual compensation. The officers have agreed to work part time until the cash flow and financial performance of the Company can support full time positions. We expect the time worked to increase incrementally over the next six months to full time and we expect the time expended by the officers under this graduated plan to be sufficient to reach our cash flow and financial performance goals. The following table sets forth the annual executive compensation.


                          Capacities in which
     Name              Remuneration was Recorded    Annual Compensation4,5
     ----              -------------------------    ----------------------

Charles E. Parks      President, CEO and Director   $16,800 Annual Salary1
                                                    Beginning May 2002

Lori M. Parks         Vice President, Secretary,     $4,800 Annual Salary2
                             and Director           Beginning May 2002

Randall L. Peterson   CFO, Treasurer and Director   $16,662 Annual Salary3
                                                    Beginning May 2002


Footnotes to Executive Compensation:

1. This reflects a part time salary for approximately 1/2 day per week, or $168,000 annualized (see exhibit 10b).
2. This reflects a part time salary for approximately 1/4 day per week, or $96,000 annualized (see exhibit 10c).
3. This reflects a part time salary for approximately 1/2 day per week, or $166,618 annualized (see exhibit 10d).
4. Management's salary will be based upon the performance of the Company. Management's performance bonuses will be decided by a disinterested majority of the Board of Directors of the Company. In addition, management's base salaries can be increased by the Board of Directors of the Company based on the attainment of financial and other performance guidelines set by the Company. Currently all members of the Board of Directors are executive officers of the Company.
5. Members of the Company's Board of Directors will serve until the next annual meeting of the stockholders and until their successors are duly elected and qualified, unless earlier removed as provided in the Bylaws of the Company. Executive officers serve at the pleasure of the Board of Directors.


/18/


Compensation of directors

     There are no arrangements for our directors to be compensated at this time, nor does the company have any intention to provide compensation to its directors in the future.

Item 7.    Certain Relationships and Related Transactions

     Heritage Scholastic Corporation purchased graphic design services from Heritage Media Corporation pursuant to the agreement described at Item 1, Section B. A note payable in the amount of $3,255 at June 30, 2002 resulted from this purchase under the terms of this agreement. The note dated June 30, 2002 was a demand note bearing interest at the rate of 6% per annum. This note has subsequently been retired. There were no other actual or proposed transactions that occurred over the past two years, to which any person related to the issuer had or is to have a direct or indirect material interest as set forth in item 404 of Regulation S-B of the Securities and Exchange Act of 1933 other than the agreement with HMC as described in Item 1 Section B paragraph (1) and the lease from HMC as described in Item 3 Section A of this filing document.

Item 8.     Description of Securities

     The authorized capital stock of our Company consists of 100,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock, $0.001 par value per share. The following summary of certain provisions of the common stock of our Company does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our Articles of Incorporation, and the Amendment to our Articles of Incorporation, which are included as exhibits to this document and by the provisions of applicable law.

Common Stock

     As of October 23, 2002, the Company has 7,618,875 shares of common stock issued and outstanding. As a holder of our common stock:

  (a) you have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;
  (b) you are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;
  (c) you do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;
  (d) you are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and
  (e) your shares are fully paid and non-assessable. Additionally, there is no cumulative voting for the election of directors.

Preferred Stock

     The preferred equity securities authorized to be issued under the Articles is comprised of 20,000,000 shares of the preferred stock, $0.001 par value. As of the date of this filing, our Company has issued no preferred shares. Preferred shares may be issued in one or more series by the board of directors of the Company and such board has the authority to alter any and all rights or preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of common stock, and to fix, alter or reduce (but not below the number outstanding) the number of preferred shares comprising any such series and the designation thereof, or any of them, and to provide for the rights and terms of redemption or conversion of the shares of any series.


/19/


Nevada Anti-Takeover Provisions

     The anti-takeover provisions of Sections 78.411 through
78.445 of the Nevada Corporation Law apply to Heritage Scholastic Corporation Section 78.438 of the Nevada law prohibits us from merging with or selling Heritage Scholastic Corporation or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the Heritage Scholastic Corporation shares, unless the transaction is approved by the Board of Directors of Heritage Scholastic Corporation. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of Heritage Scholastic Corporation.



         [Balance of this page intentionally left blank]


/20/


                             Part II

Item 1.     Market Price of and Dividends on the Registrant's
            Common Equity and Related Stockholder Matters

A.    Market Information

     There is no current market for our common equity. Our common equity is not subject to outstanding warrants. No sales of common equity have been sold pursuant to Rule 144 of the Securities Act, nor has an offering been made that could have a material effect on the market price of our common equity. The Company has outstanding stock option grants, which have not vested to date. The stock options are convertible into shares of the common equity of the Company as follows:


                        STOCK OPTION PLAN


Stock Option Grants - at 07/1/01
Strike Price: $0.10

Heritage Scholastic Corporation
Total Stock Issued to Date: 7,618,875
Options Available for Issuance under Plan: 1,500,000
Options vested to date: 0


       OPTIONS
       -------

Plan#   Name        Quantity      Vesting 1      Vesting 2      Vesting 3
-----   ----        --------      ---------      ---------      ---------

  1     Betsy        150,000    40%  12/31/02   50%  6/30/04   10%  6/30/05
        Blondin

  2     Betsy        150,000    40%  12/31/02   50%  6/30/04   10%  6/30/05
        Lelja

  3     Deborah      150,000    40%  12/31/02   50%  6/30/04   10%  6/30/05
        Sherwood

  4     Yvette Sue    35,000    40%  12/31/02   50%  6/30/04   10%  6/30/05
        Robbins

  5     Gina         150,000    40%  12/31/02   50%  6/30/04   10%  6/30/05
        Mancini

  6     John          50,000    40%  12/31/02   50%  6/30/04   10%  6/30/05
        Woodward

  7     Juan          75,000    40%  12/31/02   50%  6/30/04   10%  6/30/05
        Diaz

  8     Randall      100,000    40%  12/31/02   50%  6/30/04   10%  6/30/05
        Peterson
                    --------
             Total   860,000

(1) This table does not include 210,000 options that were forfeited under terms of the plan. These options were granted to non-employees as long as they were employed by the related entity, HMC. The options forfeited reflect options of those non-employees that have terminated their employment with the related entity, HMC.


/21/


     There are currently 838,250 shares of our common stock which are freely tradable and which are held of record by 56 individuals. The remaining 6,780,625 shares will become freely tradable in accordance with the requirements of Rule 144. Any shares held by "affiliates" of us, which would otherwise be freely tradable, will be subject to the resale limitations under Rule 144. In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year would be entitled to sell, within any three month period, that number of shares that does not exceed the greater of one percent (1%) of the then-outstanding shares of common stock and the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission, provided certain manner of sale and notice requirements and public information requirements are satisfied.

     In addition, affiliates of ours must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock. As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through the use of one or more intermediaries controls, or is controlled by, or is under common control with, he issuer. Under Rule 144(k), a holder of "restricted securities" who is not deemed an affiliate of the issuer and who has beneficially owned shares for at least two years would be entitled to sell shares under Rule 144(k) without regard to the limitations described in the paragraph above.

B.    Holders

     As of October 23, 2002, we have 65 stockholders of record.

D.    Reports to Shareholders

     We will furnish our shareholders with annual reports containing audited financial statements and such other periodic reports as we determine to be appropriate or as may be required by law. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status of Heritage Scholastic Corporation, with the SEC. Upon the effectiveness of this Registration Statement, we will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934. Consequently, we will voluntarily file all necessary reports and forms as required by existing legislation and SEC rules.

E.    Transfer Agent and Registrar

     The Transfer Agent for the shares of common stock of Heritage Scholastic Corporation is Shelley Godfrey, Pacific
Stock Transfer Company, 500 E. Warm Springs Road, Suite 240, Las
Vegas, Nevada 89119, (702) 361-3033.

Item 2.     Legal Proceedings

     We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.     Changes in and Disagreements with Accountants

     The Company had not retained independent accountants prior to engaging Nation Smith Hermes Diamond ("Nation") as independent auditors. During the prior two years ended June 30, 2002, neither the Company nor anyone on its behalf consulted Nation regarding either the application of accounting


/22/


principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, nor has Nation provided to the Company a written report or oral advice regarding such principles or audit opinion. We have had no disagreements with our independent accountants.

Item 4.     Recent Sale of Unregistered Securities

Common Stock
------------

     On July 30, 1999, we were incorporated under the laws of the State of Nevada as Heritage Scholastic Corporation. We are authorized to issue 100,000,000 shares of Common Stock, par value
$0.001.

     At a Special Meeting of the Board of Directors in July 2000, we issued 2,750,000 shares of our $0.001 par value Common Stock to Charles E. Parks in exchange for cash in the amount of $2,750; and 2,750,000 shares of our $0.001 par value Common Stock to Lori
M. Parks in exchange for cash in the amount of $2,750.

     At a Special Meeting of the Board of Directors in September
2000, we issued 600,000 shares of our $0.001 par value Common
Stock to Randall L. Peterson in exchange for cash in the amount of $1,800.

     At a Special Meeting of the Board of Directors in August
2001, we issued 300,000 shares of our $0.001 par value Common
Stock to Steven Hung for cash in the amount of $12,000.

     At a Special Meeting of the Board of Directors in September 2001, we issued 250,000 shares of our $0.001 par value Common Stock to Rocky K. Copley for cash in the amount of $10,000, 125,000 shares of our $0.001 par value Common Stock to Helen Reardon for cash in the amount of $5,000, 1,875 shares of our $0.001 par value Common Stock to Sharen P. Anderson for cash in the amount of $75, 1,875 shares of our $0.001 par value Common Stock to Alicia N. Anderson for cash in the amount of $75,and 1,875 shares of our $0.001 par value Common Stock to Elias E. Anderson for cash in the amount of $75.

     The above referenced issuances transacted from July 2000 to September 2001 were made in accordance with Section 4(2) of the Securities Act of 1933, as amended, which exempts from registration transactions by an issuer not involving a "public offering."

     During June 2002, we completed an offering that was registered with the State of Nevada pursuant to NRS 90.490 and was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. We sold 558,250 shares of our $0.001 par value common stock at a price of $0.10 per share to 54 individuals for total cash of $55,825. In addition, we issued 275,000 shares to one shareholder in lieu of services rendered in the amount of $27,500. The issuance of shares represented payment to Corporate Regulatory Services, a consulting company, for facilitating the preparation of the documentation necessary to become a publicly traded company. Also, we issued 5,000 shares to one shareholder in lieu of services rendered in the amount of $500. The issuance of shares represented payment to Steve Schaad, an individual, for acting as the Series 63 licensed Agent of the Issuer for our common stock offering.

     For our public offering of securities, we relied upon the following facts to determine that the offers and sales were exempt from registration:


/23/


1. We were pursuing a specific business plan, and were not a blank check or "Shell" company;

2. For the period of 12 months prior to the sale, we had raised less than $1,000,000 from the sale of our securities; and

3. At the times of the sales, we were not subject to the reporting requirements of Sections 13(d) or Section 15 of the Securities and Exchange Act of 1934.

     Therefore, based on the facts above, we were able to determine that we could sell securities pursuant to Rule 504 of Regulation D.

Item 5.     Indemnification of Directors and Officers

     Neither our Articles of Incorporation nor our bylaws provide for the indemnification of a present or former director or officer. However, pursuant to Nevada Revised Statutes Section
78.750 and 751, we must indemnify any of our directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at our request as one of our officers or directors. We may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of our directors or officers. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful.



         [Balance of this page intentionally left blank]


/24/


                                  Part F/S


Item 1.  Financial Statements

         The following documents are filed as part of this report:

         Heritage Scholastic Corporation                           Page

         Independent Auditor's Report                               26

         Balance Sheet                                              27

         Statements of Operations                                   28

         Statements of Cash Flows                                   29

         Statements of Stockholders' Equity                         30

         Notes to Financial Statements                           31 - 38


/25/


Independent Auditors' Report
                                      Nation Smith Hermes Diamond
                                            San Diego, California

Board of Directors and Stockholders
Heritage Scholastic Corporation
(a development stage company)
Carlsbad, California


We have audited the accompanying balance sheet of Heritage Scholastic Corporation (a development stage company) as of June 30, 2002, and the related statements of operations, stockholders' equity, and cash flows for each of the years ended June 30, 2001 and 2002 and for the period from inception (July 30, 1999) to June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Scholastic Corporation (a development stage company) as of June 30, 2002, and the results of its operations and cash flows for each of the years ended June 30, 2001 and 2002 and for the period from inception (July 30, 1999) to June 30,2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 2 to the financial statements, the Company is dependent upon the raising of additional equity to provide the working capital necessary to emerge from the development stage. This condition raises substantial doubt about its ability to continue as a going concern. Management's plan regarding this matter is also described in Note 1 and 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Nation Smith Hermes Diamond


August 7, 2002
San Diego, California


/26/


                                           Heritage Scholastic Corporation
                                             (a Development Stage Company)

                                                             Balance Sheet
==========================================================================
June 30, 2002
--------------------------------------------------------------------------
Assets

Current Assets
  Cash (Note 1)                                                $       824
  Restricted cash (Note 1)                                          55,826
--------------------------------------------------------------------------

Total current assets                                                56,650

Capitalized Publishing Costs (Note 1)                               14,384
--------------------------------------------------------------------------

                                                               $    71,034
==========================================================================

Liabilities and Stockholders' Equity

Current Liabilities
  Accounts payable and accrued expenses                        $     6,273
  Wages payable                                                      6,376
  Income taxes payable (Note 4)                                      1,600
  Note payable-related party (Note 3)                                3,255
--------------------------------------------------------------------------

Total liabilities                                                   17,504

Commitments and Contingencies (Note 2, 8 and 9)

Stockholders' Equity
  Preferred stock; $0.001 par value, 20,000,000 shares                   -
   authorized and no shares issued and outstanding (Note 5)
  Common stock; $0.001 par value, 100,000,000 shares                 7,619
   authorized and 7,618,875 shares issued and outstanding
   (Notes 6 and 7)
  Additional paid-in capital (Note 6)                               73,686
  Deficit accumulated during the development stage                 (27,775)
--------------------------------------------------------------------------

Total stockholders' equity                                          53,530
--------------------------------------------------------------------------

                                                               $    71,034
==========================================================================

The accompanying notes are an integral part of these financial statements.


/27/


                                           Heritage Scholastic Corporation
                                             (a Development Stage Company)

                                                  Statements of Operations


                                                                Year Ended
                                                         June 30, 2002 and
                                                               Period from
                                                           Inception (July
                                                              30, 1999) to
                                                             June 30, 2002
--------------------------------------------------------------------------

General and administrative expenses                         $       26,175
--------------------------------------------------------------------------

Loss Before Income Taxes                                            26,175

Income tax provision (Note 4)                                        1,600
--------------------------------------------------------------------------

Net Loss                                                    $      (27,775)
--------------------------------------------------------------------------

Loss Per Share of Common Stock                              $        (0.00)
--------------------------------------------------------------------------

Weighted Average Shares Outstanding                              6,696,827
==========================================================================

There was no activity for the year ended June 30, 2001.
--------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.


/28/


                                           Heritage Scholastic Corporation
                                             (a Development Stage Company)

                                                  Statements of Cash Flows


                                                                Year Ended
                                                             June 30, 2002
                                                           and Period from
                                                           Inception (July
                                                         30, 1999) to June
                                                                  30, 2002
--------------------------------------------------------------------------
Cash Flows From Operating Activities
Net loss                                                    $      (27,775)
Adjustments to reconcile net loss to net cash
 used in operating activities:
  Non-cash stock based compensation expense                          5,700
  Change in operating assets and liabilities:
    Accounts payable and accrued expenses                            6,273
    Wages payable                                                    6,376
    Income taxes payable                                             1,600
--------------------------------------------------------------------------

Net cash used in operating activities                               (7,826)
--------------------------------------------------------------------------

Cash Flows From Investing Activities
  Increase in capitalized publishing costs                         (14,384)
--------------------------------------------------------------------------

Cash Flows From Financing Activities
  Net proceeds from issuance of common stock                        75,605
  Increase in notes payable-related party                            3,255
--------------------------------------------------------------------------

Net cash provided by financing activities                           78,860
--------------------------------------------------------------------------

Net increase in cash                                                56,650
Cash at Beginning of Period                                              -
--------------------------------------------------------------------------

Cash at End of Period                                       $       56,650
==========================================================================

There was no activity for the year ended June 30, 2001.
--------------------------------------------------------------------------

Noncash Investing and Financing Activities:

During the year ended June 30, 2001, the Company issued 6,100,000 common shares valued at $7,300 in exchange for notes receivable. This amount was collected in 2002.

During the year ended June 30, 2002, the Company issued 280,000 common shares valued at $28,000 in exchange for services performed in a common stock offering.

During the year ended June 30, 2002, the Company recorded non-cash stock based compensation expense of $5,700 for stock options issued to non-employees.
==========================================================================

The accompanying notes are an integral part of these financial statements.


/29/


                                               Heritage Scholastic Corporation
                                                 (a Development Stage Company)

                                            Statements of Stockholders' Equity

==============================================================================

                  Common Stock   Additional  Shareholder
                 --------------   Paid-in        Notes    Accumulated
                 Shares  Amount   Capital     Receivable    Deficit    Total
------------------------------------------------------------------------------

Balance at July       -  $    -   $      -   $        -   $       -   $      -
30, 1999 and
June 30, 2000

Common stock  5,500,000   5,500          -       (5,500)          -          -
issued for
shareholder
notes receivable
at $0.001 per
share on
July 1, 2000
(Note 6)

Common stock    600,000     600      1,200       (1,800)          -          -
issued for
shareholder
notes receivable
at $0.003 per
share on
September 29,
2000 (Note 6)

No activity           -       -          -            -           -          -
------------------------------------------------------------------------------

Balance at    6,100,000   6,100      1,200       (7,300)          -          -
June 30, 2001

Common stock    680,625     681     26,544            -           -     27,225
issued for
cash at $0.004
per share
on September
14, 2001 (Note 6)

Common stock    558,250     558     55,267            -           -     55,825
issued for
cash of $0.10
per share
under the PPM
on June 30,
2002 (Note 6)

Common stock    280,000     280     27,720            -           -     28,000
issued for
services at
$0.10 per share
on June 30,
2002 (Note 6)

Direct costs of       -       -    (42,745)           -           -    (42,745)
stock offering at
$0.10 per share
on June 30,
2002 (Note 6)

Fair value of         -       -      5,700            -           -      5,700
stock options
issued to non-
employees on
July 1, 2001
(Note 7)

Collection of         -       -          -        7,300           -      7,300
shareholder
notes receivable
(Note 6)

Net loss              -       -          -            -     (27,775)   (27,775)
------------------------------------------------------------------------------

Balance at    7,618,875  $7,619   $ 73,686   $        -   $ (27,775)  $ 53,530
June 30, 2002

==============================================================================

The accompanying notes are an integral part of these financial statements.


/30/


                                            Heritage Scholastic Corporation
                                              (a development stage company)


                                              Notes to Financial Statements

===========================================================================

1. Summary of   A summary of  the Company's significant accounting policies
   Significant  consistently applied in the preparation of the accompanying
   Accounting   financial statement follows.
   Policies

   Organization Heritage   Scholastic   Corporation  (the  "Company")   was
                incorporated in the state of Nevada on July 30, 1999 with the purpose of developing history textbooks for sale to students in grades kindergarten through high school in the United States. Heritage Media Corporation's (HMC) sole shareholders are Charles and Lori Parks. The Parks' are also shareholders in the Company. The Company also shares officers, directors, facilities, and other various resources with HMC (see Note 8).

    Going       The   accompanying  financial statements have been prepared
    concern     assuming the Company will continue as a going concern.  Due
                to the Company's status as a developmental   stage  company
                (see  Note 2),   there is   substantial   doubt  about  the
                Company's ability to continue as a going  concern.   During
                the year ended June 30, 2002, and the period from inception
                (July 30, 1999) to June 30, 2002, the Company  raised gross proceeds of approximately $90,000 through  sales of  common stock; net of direct offering costs, the Company recognized
                proceeds   of approximately  $76,000.   Management believes
                these   proceeds   are   adequate  to cover  the  Company's
                operating expenses for the next 12 months.  As  is  typical
                in this industry,   the Company will   receive   an upfront
                deposit on   each sale of textbooks, which would cover  the
                majority of the costs to publish the books.   Therefore the
                funds raised from the stock   offerings   will be  used for
                operating expenses.

                If cash flow from future product sales is not sufficient to fund operations, the Company intends to obtain additional debt and equity financing. There is no assurance that additional debt and equity financing needed to fund operations will be consummated or obtained in sufficient amounts necessary to meet the Company's needs.

                The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.


/31/


                                            Heritage Scholastic Corporation
                                              (a development stage company)


                                              Notes to Financial Statements

===========================================================================

   Use of       The preparation of the financial  statements in  conformity
   estimates    with   generally  accepted  accounting principles  requires
                management  to make  estimates and assumptions  that affect
                certain  reported  amounts and  disclosures.   Accordingly,
                actual results could differ from those estimates.

   Cash The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents.

                Restricted cash pertains to cash on deposit and deposits in transit into a bank account controlled by an escrow attorney from proceeds from a common stock offering completed in June 2002. The cash was transferred into the Company's general operating bank account in August 2002.

   Income       Deferred   income   taxes  are  recognized   for  the   tax
   taxes        consequences in future periods of  differences between  the
                tax basis of  assets and  liabilities and their   financial
                reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

                Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

   Capitalized  Writing   and   photography   costs   were   incurred   and
   publishing   capitalized in  connection  with  developing  the  textbook
   costs        that the Company intends to sell once operations  commence.
                These   costs will be  amortized  on a per  textbook  basis
                based on  the estimated   number of textbooks to be   sold.
                Management will periodically and at least annually perform impairment tests on these costs in accordance with SFAS 144.

   Revenue Revenue will be recognized upon publication and/or delivery recognition of the books. Certain products may be sold with a right of
                return  and the Company   will   provide an   allowance for
                estimated returns  in the same  period the  related sale is
                made.   Revenue will not be recorded until the  Company can
                estimate the rate of returns of the products.  The majority
                of the products   that the Company  expects to sell  do not
                have the right of return.


/32/


                                            Heritage Scholastic Corporation
                                              (a development stage company)


                                              Notes to Financial Statements

===========================================================================

   Revenue      Advertising   revenue on   our website would  be recognized
   recognition  ratably over  the period the advertisement is displayed  on
   cont'd       the site.

   Net loss     Net loss per common  share has  been computed  on the basis
   per common   of the   weighted  average number of  shares   outstanding,
   share        according to the rules of Statement of Financial Accounting
                Standard (SFAS) No. 128,  "Earnings per Share." Diluted net
                loss   per   share  has   not   been   presented,  as   the
                computation would result in anti-dilution.

   Stock-based In October 1995, the Financial Accounting Standards Board compensation (FASB) issued SFAS No.123, "Accounting for Stock-Based
                Compensation."   The measure compensation  expense  for its
                stock-based   employee   compensation   plans   using   the
                intrinsic  value  method  prescribed  by  APB  Opinion  25,
                "Accounting for Stock Issued to Employees." Generally stock
                options and their   equivalents have  a dilutive effect  on
                earnings per share. As of June 30, 2002, there were 860,000
                options   that were not  included as the   calculation   of
                earnings per share   as  their   effect   would   have been
                anti-dilutive.

   Common       The   Company  has  valued  its  stock,  stock options, and
   stock,       warrants   issued   to  non-employees  at  fair   value  in
   stock        accordance with the  accounting prescribed in SFAS No. 123,
   options,     which states   that all transactions   in  which goods   or
   and          services   are   received  for   the   issuance  of  equity
   warrants instruments shall be accounted for based on the fair value to non- of the consideration received or the fair value of the
   employees    equity  instruments  issued,  whichever  is  more  reliably measurable.

   New          Accounting for Business Combinations
   Accounting
   Standards
                In July 2001 the FASB issued  Statements No. 141,  Business
                Combinations  (SFAS 141)  and No. 142, Goodwill   and Other
                Intangible Assets  (SFAS 142).   These standards change the
                accounting   for  business  combinations  by,  among  other
                things, prohibiting  the  prospective  use  of  pooling-of-
                interests   accounting and  requiring  companies  to   stop
                amortizing goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting.


/33/


                                            Heritage Scholastic Corporation
                                              (a development stage company)


                                              Notes to Financial Statements

===========================================================================

   New          Instead,  goodwill  and intangible assets deemed to have an
   Accounting indefinite useful life will be subject to an annual review Standards, for impairment. The Company adopted the new standards on
   cont'd       January 1, 2002; the adoption did not have an effect on the
                Company's financial statements.

                Asset Retirement Obligations

                In July 2001 the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted the new standard on January 1, 2002; the adoption did not have an effect on the Company's financial statements.

                Impairment or Disposal of Long-Lived Assets

                In August 2001 the FASB issued Statement No.144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS
                144). SFAS 144 clarifies the accounting for the impairment of long-lived assets and for long-lived assets to be disposed of, including the disposal of business segments and major lines of business. The Company adopted the new standard on January 1, 2002; the adoption did not have an effect on the Company's financial statements.

2. Development  The   Company   has had   no   revenue and activities since
   Stage        the Company's inception   have been  devoted  primarily  to
   Activities   raising capital and creating a textbook.   The Company  has
                begun to focus on developing the market for  this textbook.
                As a result, the Company is a development stage enterprise as defined by SFAS 7.

3. Note         The  related  party  note  payable,  dated   June 30, 2002,
   Payable      consisted of a demand note with HMC bearing interest at 6%, which resulted from graphic design services provided to the Company. The note was retired subsequent to year end.


/34/


                                            Heritage Scholastic Corporation
                                              (a development stage company)


                                              Notes to Financial Statements

===========================================================================

4. Income       As of  June 30, 2002, a current   deferred tax   asset   of
   Taxes        approximately   $12,000   had  been   recognized   for  the
                temporary   differences  related  to net   operating losses
                carried forward.   A valuation   allowance of approximately
                $12,000 has been recorded to fully offset  the deferred tax
                asset as it   is not more   likely than not that the assets
                will be  utilized.   The  Federal  net operating  losses of
                approximately  $28,000 expire in   2022 and  the  state net
                operating losses of approximately $28,000 expire in   2011,
                unless previously utilized.

                California law imposes a franchise tax of 1.5% of   taxable
                income on  companies   doing business in the   state with a
                certain minimum amounts per year.

5. Preferred    The Company has 20,000,000 shares  of authorized  preferred
   Stock        stock.  No shares were issued or outstanding as of June 30,
                2002.

6. Common       On July 1, 2000,  the  Company issued   5,500,000 shares of
   Stock        common stock to the Company's founders at  $0.001 per share
                for a note  receivable  that   was repaid in the year ended
                June 30, 2002.

                On September 29, 2000 the Company issued 600,000 shares of common stock to a key officer of the Company at $0.003 per share for a note receivable that was repaid in the year ended June 30, 2002.

                On September 14, 2001 the Company issued 680,625 shares of common stock to various investors for cash of $0.04 per share.

                On June 30, 2002 the Company issued 558,250 shares of common stock in a Nevada-registered offering filed under Rule 504 of Regulation D of the Securities Act of 1933 to various investors for cash of $0.10 per share.

                Related to the shares issued on June 30, 2002 the Company issued 275,000 shares to a stock offering consulting firm and 5,000 shares to an individual for work performed on the stock offering. These shares were valued at the stock-offering price of $0.10 per share, or $28,000. The shares issued to the consulting firm were in addition to cash fees under an agreement for various stock offering services (see Note (9).


/35/


                                            Heritage Scholastic Corporation
                                              (a development stage company)


                                              Notes to Financial Statements

===========================================================================

6. Common       The Company  incurred a total of approximately   $43,000 in
   Stock,       direct   costs related   to above   common stock  offering,
   Cont'd       inclusive   of the shares   issued for services issued at a
                fair value of $28,000.

7. Stock
   Option/
   Stock
   Issuance
   Plan

   Plan         The   Company  maintains a  Stock Option   Plan that has  a
   description  Discretionary Option  Grant Program and a   Stock  Issuance
                Program. Persons eligible to participate in the Programs are non-employee members of a related entity, HMC. There are 1,500,000 common shares reserved for issuance under the Plan.

                The Plan Administrator determines the terms of the stock option awards. The options granted have a contractual life of seven years, vest over four years, and are exercisable when vested. The options vest as follows:

                December 31, 2002                                  40%
                June 30, 2004                                      50%
                June 30, 2005                                      10%
                -----------------------------------------------------------

                In July 2001 the Company granted non-qualified stock options to various employees of HMC. The Company recorded a non-cash compensation expense of $5,700 for the six-month period ended June 30, 2002 related to these non-employee options.

                The fair value of each option is estimated on the date of grant using the minimum value method with the following weighted-average assumptions: a risk-free interest rate of 5.0%, a volatility of zero, and an expected life of 6.0 years.

                The Company plans to value its stock, stock options and warrants issued to non-employees at fair value in accordance with the accounting prescribed in SFAS No. 123, which states that all transactions in which goods or services are received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.


/36/


                                            Heritage Scholastic Corporation
                                              (a development stage company)


                                              Notes to Financial Statements

===========================================================================

   Stock        A  summary of  non-qualified  stock option activity  is  as
   options      follows:
   issued for
   non-                                                            Weighted
   employee                                                         average
   services,                                          Number of    exercise
   cont'd                                               Shares       price
                -----------------------------------------------------------
                Options outstanding at July 30, 1999         -     $     -
                Granted July 1, 2001                 1,070,000     $  0.10
                Exercised                                    -     $     -
                Forfeited                             (210,000)    $  0.10
                -----------------------------------------------------------
                Options outstanding at June 30, 2002   860,000     $  0.10
                -----------------------------------------------------------

                As of June 30, 2002, no stock options were exercisable; the contractual remaining life of the option pool is 6.0 years.

8. Related      Since   its  inception,  the  Company  has received various
   Party        services related to day to day operations from  a   related
   Trans-       entity, HMC. The note payable to HMC represents the balance
   actions      due for these services and is due on demand.

                In January 2002 the Company signed a sub-lease agreement with HMC that expires in December 2004 whereby the Company agreed to pay HMC $520 per month for the use of space and general office resources. The Company recorded expense of $3,120 on the lease during the year ended June 30, 2002. Future minimum lease payments under the agreement are as follows: $6,240 for the years ending June 30, 2003 and 2004, and $3,120 for the year ending June 30, 2005.

                In March 2002 the Company signed a five-year agreement with HMC whereby HMC will provide the Company with printing and binding services for the production of the Company's textbooks. The Company has agreed to publish no fewer than 15 books during the 5 year period as well as give HMC the right of first refusal during the same period. In return, HMC has agreed to design and publish HSC's books at the lower of a discount of 20% off HMC prices or 90% of the average of 3 local bids obtained by the Company. The agreement can be terminated by either party for cause. HSC agrees to purchase design services from HMC until such time as HSC employs its own staff to perform this function.


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                                            Heritage Scholastic Corporation
                                              (a development stage company)


                                              Notes to Financial Statements

===========================================================================

8. Related      Management believes the risk  to the  Company is minimal if
   Party        HMC breaches or terminates this contract as there are other
   Trans-       vendors that could perform these duties.
   actions,
   Cont'd

9. Commitments
   and
   Contingencies

   Author       The Company has agreed to pay the author of the  textbook a
   royalties    royalty of 4.5%  to 5% of the net  book sales, depending on the number of editions sold.

   Stock        The Company has agreed to pay $21,000  to a consulting firm offering contingent upon the successful completion of various steps and listing in the process of becoming a publicly traded company. In
   fees         the  year  ended   June   30,   2002, approximately $13,000
                was paid out under this agreement, which was recorded as a reduction in additional paid-in capital.


/38/


                                      Part III

Item 1.    Index to Exhibits



 Exhibit   Name and/or Identification of Exhibit
 Number

   3       Articles of Incorporation & By-Laws
             (a) Articles of Incorporation filed July 30, 1999
                   Rendered as Previously Filed
             (b) Amended Articles of Incorporation filed January 11, 2002
                   Rendered as Previously Filed
             (c) By-Laws of the Company adopted July 1, 2000
                   Rendered as Previously Filed

  10       Material Contracts
             (a) Publishing Agreement with Heritage Media Corporation
                 dated March 14, 2002
                   Rendered as Previously Filed
             (b) Employment Contract between Heritage Scholastic Corp.
                 and Charles Parks
                   Rendered as Previously Filed
             (c) Employment Contract between Heritage Scholastic Corp.
                 and Lori Parks
                   Rendered as Previously Filed
             (d) Employment Contract between Heritage Scholastic Corp.
                 and Randall Peterson
                   Rendered as Previously Filed
             (e) Lease Agreement between Heritage Scholastic Corp.
                 and Heritage Media Corp.

  99.1 Certification under Section 906 of the Sarbanes-Oxley Act (18 U.S.C. SECTION 1350)


/39/


                               SIGNATURES



      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                    Heritage Scholastic Corporation
------------------------------------------------------------------------
                            (Registrant)





 Date: October 23, 2002
       ------------------





 By:  /s/ Charles E. Parks
      --------------------
      Charles E. Parks,
      President and CEO






 Date: October 23, 2002
       ------------------





By:  /s/ Randall L. Peterson
      ----------------------
      Randall L. Peterson,
      Treasurer and CFO


/40/